Mail Stop 0407
							October 29, 2004



Via Mail and FAX

William J. McEntee, Jr
Senior Vice President and Chief Financial Officer
Interep National Radio Sales, Inc
100 Park Avenue, New York,
New York 10017


RE:	Interep National Radio Sales, Inc
	Form 8-K filed October 15, 2004
            File No. 0-28395


Dear Ms. McEntee :

       We have the following comments with regard to the above referenced filing. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Amend the report to include all of the information required by Item 304(a)(1)(iii) of Regulation S-K. The disclosure should indicate whether the board of directors or any audit or similar committee of the board of directors recommended or approved the decision to change accountants.

2. Amend your disclosure to state whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreement(s) with the former accountant or reportable event(s) are required by Item 304 (a)(1)(v).

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

William J. McEntee, Jr, Senior VP and CFO
Interep National Radio Sales, Inc
October 29, 2004
Page 2

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	Please provide the supplemental information requested above within 10 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested in the first comment above should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by Exhibit 16 should cover the revised disclosures. Any questions regarding the above should be directed to me at (202) 824-5265, or in my absence, to Robert Benton at (202) 942-1811.

							Sincerely,



							O. Nicole Holden
						            Staff Accountant

CC: William R. Carr